January 22, 2014

VIA EDGAR Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Joseph McCann, Mr. Daniel Morris and Ms. Amanda Ravitz
Re:	BioLife Solutions, Inc.
Registration Statement on Form S-1
Filed December 16, 2013
File No. 333-192880

Ladies and Gentlemen:

We are in receipt of the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission’s (the “Commission”) division of corporation finance set forth in your letter dated January 9, 2014 (the “Comment Letter”) regarding the above-referenced filing of BioLife Solutions, Inc. (the “Company”, “we”, “us”, “our”).  In connection with the above-referenced filing, the Company amended its Registration Statement on Form S-1 (“Amendment No. 1”) to respond to the Staff’s comments set forth in the Comment Letter.

 Set forth below are the Company’s responses to the Comment Letter.  The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Registration Statement

1.
Please amend your filing to include all information other than that which can be omitted per Rule 430A.  For example, we note the blanks currently on the prospectus cover, on page 6 and throughout your document regarding the number of securities you are offering.  Also note that information like what you currently omit on pages 18 and 19 must be disclosed based on a bona fide estimate of the public offering price; see section II.A.7 of Release 33-6714 (May 27, 1987).

In response to the Staff’s comment, the Company has included the requested information.

Prospectus Cover Page

2.
Please revise the third sentence of the third paragraph on the cover page to clarify whether the placement agent is or is not selling the units.  Also, revise this same paragraph and the prospectus summary to highlight that this best-efforts offering does not have a minimum purchase requirement and therefore is not certain to raise any specific amount.

In response to the Staff’s comment, the Company has clarified on the cover page of Amendment No. 1 that the placement agent is not selling the units.  We have also revised our disclosure on the cover page and the prospectus summary as requested to highlight that this best-efforts offering does not have a minimum purchase requirement and therefore is not certain to raise any specific amount.

U.S. Securities and Exchange Commission, p. 2
January 22, 2014

Risk Factors, page 8

3.
Please add appropriate risk factor disclosure to highlight the possibility that the proceeds you receive may be substantially less than the maximum offering size you specify on the prospectus cover page.

In response to the Staff’s comment, we have included additional risk factor disclosure on page 10 of Amendment No.1 to highlight the possibility that the proceeds we receive may be substantially less than the maximum offering size specified on the prospectus cover page.

Forward-Looking Statements, page 17

4.
Please note that Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to statements made by issuers of penny stock.  Given your disclosure on page 13 that your securities are covered by the penny stock rules, please revise to eliminate the reference to the Private Securities Litigation Reform Act of 1995.

In response to the Staff’s comment, we have eliminated all references to the Private Securities Litigation Reform Act of 1995 in Amendment No.1.

Use of Proceeds, page 18

5.
Please disclose the amount of net proceeds that you currently intend to use for each purpose identified.  If you do not have a specific plan for a significant portion of the proceeds, please say so clearly and discuss the principal reasons for the offering.

In response to the Staff’s comment, we have revised the disclosure on page 13 of Amendment No.1 to clarify that  all of the net proceeds of the offering are intended to be used for a single purpose – general corporate purposes, including working capital.  We have also revised such disclosure to state that the principal reasons for the offering are to raise capital for general corporate purposes and to facilitate the listing of our common stock on the Nasdaq Capital Market.

6.
Please quantify how you will allocate the proceeds for each disclosed purpose assuming that you sell less than the maximum amount of securities that you are offering.  Include a reasonable range of potential outcomes regarding the number of securities that you might sell; for example, if reasonable, you could disclose your use of proceeds assuming that you sell 25%, 50%, 75% and 100% of securities offered.

As discussed above, we have revised our disclosure on page 13 of Amendment No.1 to clarify that we intend to use all of the net proceeds of the offering for a single purpose – general corporate purposes, including working capital – regardless of the amount of securities sold in the offering.

Core Product Sales, page 22

7.
Please revise to describe in greater detail the reasons for the 23% increase to your core product sales for the nine-month period presented.  For instance, and without limitation, please provide a narrative discussion of the extent to which the increase is attributable to increases in prices or to increases in the volume of goods sold or to the introduction of new products.  Refer to Regulation S-K, Item 303(a)(3)(iii).

In response to the Staff’s comment, we have provided additional disclosure under the heading “Results of Operations – Core Product Sales” beginning on page 18 of Amendment No.1.

U.S. Securities and Exchange Commission, p. 3
January 22, 2014

Business, page 28

8.
We note your disclosure on page 32 that approximately 46% of your fiscal 2012 revenue derived from a single customer.  Please revise to identify this customer.  Also, file the agreement that you reference at the bottom of page 24.

In response to the Staff’s comment, we have revised the disclosure on page 29 of Amendment No.1 to identify Organ Recovery Systems, Inc. as the customer we derived approximately 46% of our fiscal 2012 revenue and filed the agreement.  As requested, the Manufacturing Services Agreement with Organ Recovery Systems, Inc., effective as of December 22, 2011, has been filed as Exhibit 10.44 to Amendment No.1. We have separately requested confidential treatment for portions of Exhibit 10.44 to Amendment No. 1.

Executive Compensation, page 38

9.	Please update your filing to include the disclosures required by Regulation S-K, Item 402 for your last completed fiscal year.

In response to the Staff’s comment, we have revised the disclosure under the headings “Director Compensation” and “Executive Compensation” beginning on page 37 of Amendment No.1 to include the disclosures required by Regulation S-K, Item 402 for our last completed fiscal year.

U.S. Securities and Exchange Commission, p. 4
January 22, 2014

Security Ownership…, page 41

10.
We refer to your disclosure on page 6 and elsewhere concerning the anticipated promissory note conversion by Messrs. Girschweiler and Villiger.  Please revise the table to reflect their beneficial ownership assuming consummation of the debt conversion.  To the extent that there are any material conditions to their obligation to exchange the notes, please disclose these obligations in this section and elsewhere as appropriate.

In response to the Staff’s comment, we have revised the disclosure under the heading “Security Ownership of Certain Beneficial Owners and Management” beginning on page 41 of Amendment No.1 to include the assumed consummation of the debt conversion.  We confirm there are no material conditions to the obligations of the noteholders to exchange the notes apart from the consummation of the offering, as previously disclosed.

Plan of Distribution, page 44

11.	Please revise your disclosure on page 45 to clarify that the placement agent is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

In response to the Staff’s comment, we have revised the disclosure on page 45 of Amendment No.1 to clarify that the placement agent is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

Exhibits

12.	Please file Exhibits 4.2 and 5.1 prior to requesting effectiveness of the registration statement.

In response to the Staff’s comment, we confirm that prior to requesting effectiveness, we will file Exhibits 4.2 and 5.1 with an amendment to the Registration Statement.

[Remainder of page intentionally left blank.]

U.S. Securities and Exchange Commission, p. 5
January 22, 2014

* * * * *

Thank you for your review of the filing.  If you should have any questions regarding the Amendment or this letter, please do not hesitate to contact me at (425) 402-1400.

Very truly yours, BIOLIFE SOLUTIONS, INC.

	By:	/s/ Daphne Taylor
Name: Daphne Taylor
Title: Chief Financial Officer

cc: Christopher L. Doerksen, Dorsey & Whitney LLP